United States securities and exchange commission logo





                             March 14, 2021

       Edmundo Gonzalez
       Chief Executive Officer
       Marpai, Inc.
       5701 East Hillsborough Avenue, Suite 1417
       Tampa, FL 33610-5428

                                                        Re: Marpai, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
12, 2021
                                                            CIK No. 0001844392

       Dear Mr. Gonzalez:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 12, 2021

       Cover Page

   1. Please expand your cover page disclosure to briefly discuss the contemplated dual-class structure and the
relative voting rights of your Class A and Class B common stock. In addition, please tell
us whether you will be considered a controlled company and if so, please include
disclosure of your controlled company status on the prospectus cover page and, if true, that you
do not intend to comply with certain corporate governance
                                                        requirements.
Furthermore, please add risk factor disclosure in the prospectus to discuss, as applicable, your
controlled company status, exemptions you may use for governance rules, whether your
dual class structure could inhibit inclusion in certain stock market indices, and potential
adverse effects on your market price and liquidity.
 Edmundo Gonzalez
FirstName
Marpai, Inc.LastNameEdmundo Gonzalez
Comapany
March       NameMarpai, Inc.
       14, 2021
March2 14, 2021 Page 2
Page
FirstName LastName
2. We note that this is a firm commitment offering. Please identify the lead underwriter(s) on the prospectus cover page.
3. Please revise to highlight, if true, that the closing of the offering is conditioned on the closing of the merger between Marpai Health, Inc. and Continental Benefits, LLC.
Certain Defined Terms, page 1

4. Although we do not object to the inclusion of the glossary, please revise the text of the prospectus to explain these terms where first used.
Prospectus Summary
Our Company, page 5

5. In light of your disclosure that you integrated the businesses in January 2021, please provide us with the basis for the statement that your service can "lower costs" and
         "improve health outcomes," or revise to state this is your belief. In addition, please revise your disclosure throughout the Summary to clearly reflect the aspirational nature of aspects of your combined business.
6. Please provide your basis for your statement that "[y]our A.I. models have shown an accuracy rate of 94% when predicting who will have a diabetes type 2 diagnosis in the next twelve months," including such items as: how this figure was arrived at, how many members were modeled and what existing data you used to validate this figure.
7. We note your disclosure in the second paragraph that Continental Benefits is a "healthcare payer" and that you are combining to create the "Payer of the Future." Please revise to clarify the term "payer" by explaining, if true, you will not be providing insurance. Also revise to clarify which "country" you are referencing in the second sentence.
8.       Please revise to explain the phrase "bend the cost curve."
Our Strategy, page 7

9. We note your disclosure that you "plan to use A.I. in virtually every part of [y]our TPA business" on page 7 and on page 103. Please balance your disclosure to clarify whether your A.I. technology has actually been integrated in each of your "core systems." Please further disclose if the integration has been completed or in a prototype, or whether there are features and functionality that do not currently exist with the current state of your technology.
10. Please briefly describe the cost-cutting measures that management has instituted or plans to institute based on FTI's recommendation here as well as in greater detail in the Business section.
Our TopCare Program, page 8

11. We note your statement on page 9 that, "[y]our services provide not only lower costs, but
 Edmundo Gonzalez
Marpai, Inc.
March 14, 2021
Page 3
         also better value for the money spent on healthcare, and therefore greatly reducing any waste related to care coordination and care delivery." Please revise to provide support for these claims.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page
11

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
13. We note your disclosure here that you, "have elected not to avail ourselves of the extended transition period for complying with new or revised financial accounting standards."
         However, you appear to not have checked the box on the cover page indicating you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities
         Act. Please correct this apparent inconsistency or otherwise advise. Summary Risk Factors, page 12

14. With reference to the risk factor disclosure on page 35, please revise to highlight the
         33.8% and 24.2% customer attrition rates. Also highlight the disclosure on page 35 that the auditors for both companies have expressed substantial doubt about their ability to continue as going concerns.
Note 2, page 27

15. Please expand your disclosure to explain why a disproportionate amount of purchase price is allocated to goodwill instead of to technology-based intangible assets. In this regard, we note Continental's substantial investment in information technology and its customized technology platform described on page 89. See ASC 805-20-55.
16. Given that the business combination is contingent on the IPO, please disclose the extent to which your IPO price will be used to calculate the Acquisition purchase price for accounting purposes.
The audited financial statements of both Continental Benefits and Marpai for the year ended
December 31, 2019 included..., page 35
FirstName LastNameEdmundo Gonzalez
17. We note your disclosure that, "HillCour, Inc. has pledged additional capital as necessary
Comapany    NameMarpai,
       to support workingInc.
                          capital requirements through the end of December
2021." Please
March quantify
       14, 2021 the amount
                 Page 3    and disclose the material terms of such agreement.
FirstName LastName
 Edmundo Gonzalez
FirstName
Marpai, Inc.LastNameEdmundo Gonzalez
Comapany
March       NameMarpai, Inc.
       14, 2021
March4 14, 2021 Page 4
Page
FirstName LastName
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage..., page 62

18. Please revise your disclosure here to quantify the beneficial ownership and voting power held by holders of Class B common stock upon completion of the offering. Please state whether these holders will be able to control all matters submitted to stockholders for approval. In addition, we note that your directors and officers have 94.2% of the voting power. Please discuss the effect such control may have on your business and your shareholders.
Our bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may..., page 63

19. We note the disclosure here indicates that your "bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation."
         However, your Form of Amended and Restated Certificate of Incorporation filed as
         Exhibit 3.2 includes an exclusive forum provision that specifies the Delaware Court of
         Chancery as the exclusive forum. Please reconcile this apparent inconsistency. In addition, please describe in your "Description of Capital Stock" section the exclusive forum provision and disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. We note in this regard that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Use of Proceeds, page 66

20. You disclose that you plan to use the proceeds of this offering to repay indebtedness.
         Please disclose the interest rate and maturity of the debt that you intend to repay and discuss the use of proceeds of that debt, if applicable. Refer to Instruction 4 in Item 504 of
         Regulation S-K.
21. We note your disclosure on page 60 that, "[u]p to $2.9 million from the net proceeds of this offering will also be used to service our debt obligations over the next 48 months."
         However, here you appear to state that you will only use "approximately $1.5 million" to repay certain debt. Please revise your disclosure for this apparent inconsistency or
 Edmundo Gonzalez
Marpai, Inc.
March 14, 2021
Page 5
         otherwise advise.
The Merger, page 90

22. It is not clear why the number of Class B shares being issued sums to 1,914,915 whereas the table on page 120 reports over 3 million Class B shares. Given that the Class B stock has 10 votes per share, please quantify for us Mr. Lamendola's effective voting interest in
         Marpai Health Inc. immediately before and immediately after the business combination.
         Further, tell us what his effective voting interest would be assuming the conversion of his convertible notes. Also, tell us what his effective voting interest would be assuming the conversion of the notes and the exercise of any convertible equity instruments such as warrants and stock options that he has. Finally, please tell us how you considered this data in identifying the accounting acquiror. See ASC 805-10-55-12.
Conditions to the Closing, page 93

23. We note your disclosure that, "Closing conditions also included the completion of this offering on or before February 28, 2021, with an option to extend this date to May 31,
         2021 with Marpai, Inc.   s consent, and an additional three-month
extension to August 31,
         2021." However, we note the Form of Equity Interest Purchase Agreement and
         Reorganization Agreement you filed as Exhibit 3.1 states the "closing the IPO shall be set to occur on or before April 15, 2021." Please correct this inconsistency or otherwise advise. In addition, we note that your disclosure on when the Merger will close is unclear.
         You state that the "Merger will become effective concurrently with, or immediately prior to the completion of this offering" and elsewhere you state the closing can "occur on the date upon which, or by the third business day after, all listed closing conditions (the
            Closing Conditions   ) are satisfied or waived." Please revise your
disclosure to clarify the
         timing of the closing of the contemplated Purchase and Reorganization Agreement, including the Merger.
Competition, page 105

24. Please update your disclosure here to discuss the other competitors you describe in your risk factor disclosure on page 38, including very large health insurance companies and
         Clover Health.
Corporate practice of medicine and fee-splitting and laws, page 107

25. We note that your disclosure on page 9 and elsewhere indicates that you will be using patient data to make predictions concerning their health and then directly alerting those
FirstName LastNameEdmundo Gonzalez
       patients with recommendations to seek appropriate medical care. Please revise your
Comapany    NameMarpai,
       regulatory         Inc.to address whether there are state laws that
limit your interactions
                  discussion
March with  patients,
       14, 2021  Pageincluding,
                       5         without limitation, the provision of medical
diagnoses.
FirstName LastName
 Edmundo Gonzalez
FirstName
Marpai, Inc.LastNameEdmundo Gonzalez
Comapany
March       NameMarpai, Inc.
       14, 2021
March6 14, 2021 Page 6
Page
FirstName LastName
Employees, page 107

26. Please disclose the total number of employees, including executive officers, and the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K. Specifically,
         we note that your disclosure here is unclear with respect to Marpai Health. In addition, it appears from your management's biographies that some of your executives still hold outside employment, such that it is unclear if they are "full-time" with your company.
Intellectual Property, page 108

27. With respect to the 3 pending patents, please describe the nature of the patents. Specifically, disclose whether or not these pending patents protect your A.I.
         technology.
Management, page 109

28. Please include the disclosure required by Item 402(r) of Regulation S-K regarding compensation to your directors. To the extent you do not compensate your directors, please include disclosure to that effect.
Advisory Board, page 114

29. Please explain the role of your advisory board and clarify, here or in the appropriate section of your filing, if and how members will be compensated. Protective Provision, page 123

30. Please revise to provide a more thorough description of the protective provision. In addition, please consider adding a risk factor that addresses how your current officers and directors may restrict your activities and operations through their ownership of Class B common stock and the protective provision requiring a separate class vote.
Index to Financial Statements, page 133

31. Please provide the report of your independent registered public accounting firm on the
         Marpai financial statements. Also, please re-number the financial statement pages with an
         F prefix as referenced in the index. Further, please expand this Index to reference the pages where the Continental financial statements are located.
Exhibits

32. Please file the exhibit required by Item 601(b)(21) of Regulation S-K. Edmundo Gonzalez
FirstName
Marpai, Inc.LastNameEdmundo Gonzalez
Comapany
March       NameMarpai, Inc.
       14, 2021
March7 14, 2021 Page 7
Page
FirstName LastName
       You may contact Franklin Wyman at (202) 551-3660 or Al Pavot at (202) 551-3738 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at (202) 551-8342 or Joe McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences